Main Post Office, P.O. Box 751	www.asyousow.org
Berkeley, CA 94704	BUILDING A SAFE, JUST, AND SUSTAINABLE WORLD SINCE 1992

Notice of Exempt Solicitation Pursuant to Rule 14a-103

Name of the Registrant: Restaurant Brands International Inc.
Name of persons relying on exemption: As You Sow
Address of persons relying on exemption: Main Post Office, P.O. Box 751, Berkeley, CA 94704

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Restaurant Brands International Inc. (QSR)
Vote Yes: Item #8– Report on Reduction of Plastics Use

Annual Meeting: May 23, 2023

CONTACT: Kelly McBee |kmcbee@asyousow.org

THE RESOLUTION

Shareholders request that the Restaurant Brands International (RBI) Board issue a report, at reasonable expense and excluding proprietary information, describing how the Company could reduce its plastics use in alignment with the one-third reduction findings of the Pew Report, or other authoritative sources, to reduce its contribution to ocean plastics pollution.

The report should, at Board discretion:

•	Assess the reputational, financial, and operational risks associated with continuing to use substantial amounts of single-use plastic packaging while plastic pollution grows;

•	Evaluate dramatically reducing the amount of plastic used in our packaging through transitioning to reusables; and

•	Describe how RBI can further reduce single-use packaging, including any planned reduction strategies or goals, materials redesign, substitution, or reductions in use of virgin plastic.

SUMMARY

The growing plastic pollution crisis poses increasing risks to our Company. Corporations could face an annual financial risk of approximately $100 billion should governments require them to cover the waste management costs of the packaging they produce, a policy increasingly adopted policy.1 New laws to this effect were recently passed in Maine, Oregon, Colorado, and California.2

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1 https://www.pewtrusts.org/-/media/assets/2020/07/breakingtheplasticwave_report.pdf

2 https://www.packworld.com/news/sustainability/article/22419036/four-states-enact-packaging-epr-laws

2023 Proxy Memo Restaurant Brands Ingternational | Report on Reduction of Plastics Use

Pew Charitable Trusts released a groundbreaking study, Breaking the Plastic Wave (“Pew Report”), concluding that improved recycling is insufficient to stem plastic pollution and that companies must reduce overall plastic use by at least one-third. Without immediate and sustained new commitments across the plastics value chain, annual flows of plastics into oceans could nearly triple by 2040.3

Restaurant Brands International (RBI) is part of a wasteful “to go” packaging culture and lags behind its competitors in taking actions to reduce the plastic pollution that results from its packaging. Competitor McDonald’s has a goal to completely eliminate the use of virgin plastic packaging by 2025,4 and competitor YUM! Brands has a goal to eliminate 10% of virgin plastic use across all its brands, including Taco Bell, KFC, Pizza Hut, and Habit Burger, by 2025.5 Our Company has no goal to reduce use of virgin plastic.

At least sixty additional consumer goods and retail companies have pledged to reduce use of virgin plastic packaging and nearly 100 consumer goods and retail companies have pledged to make all packaging reusable, recyclable, or compostable by 2025.6 RBI has yet to pledge entirely reusable, recyclable, or compostable packaging across all its brands.

Starbucks, Coca-Cola, and Pepsi are leading the industry away from single-use disposables and towards a zero-waste packaging future, having each recently set goals to expand use of reusables. Despite our brand Tim Hortons’ offering in-store reusables for decades, demonstrating the viability of zero-waste practices in quick service dining, our Company has yet to set a reusable packaging goal.

Our Company could avoid regulatory, environmental, and competitive risks, and keep up with peers, by undertaking additional actions to reduce plastic pollution from its products, including reducing plastic use; making all packaging reusable, recyclable, or compostable; and shifting permanently away from single-use packaging and towards reusable containers.

RATIONALE FOR A YES VOTE

1.	RBI does not provide shareholders with sufficient information on whether and how it will reduce its plastics use, exposing the company to financial, regulatory, and reputational risk.
2.	RBI has failed to align its packaging targets with key initiatives, such as the Pew Report and the Global Commitment.
3.	RBI lags peers in transitioning away from disposable packaging.

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3 https://www.pewtrusts.org/-/media/assets/2020/07/breakingtheplasticwave_report.pdf

4 https://corporate.mcdonalds.com/corpmcd/our-purpose-and-impact/our-planet/packaging-toys-and-waste.html#:~:text=As%20of%202021%2C%20approximately%2082.7,by%20the%20end%20of%202025

5 https://www.yum.com/wps/portal/yumbrands/Yumbrands/citizenship-and-sustainability/planet/sustainable-packaging-and-waste-reduction

6 https://ellenmacarthurfoundation.org/global-commitment-2021/signatory-reports

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2023 Proxy Memo Restaurant Brands Ingternational | Report on Reduction of Plastics Use

DISCUSSION

1.	RBI does not provide shareholders with sufficient information on whether and how it will reduce its plastics use, exposing the company to financial, regulatory, and reputational risk.

Consumers and governments across the globe are increasingly holding producers accountable for plastic packaging pollution and its wide range of negative effects on human and environmental health.

Global leaders from 193 U.N. Member States are in the process of negotiating a global treaty to end plastic pollution. Mandates are being considered for legally binding plastic use reductions, recyclability, and transitions away from disposable packaging and towards reusables.7 Adoption of the agreement to negotiate a treaty was supported by a vast array of businesses and investors united in recognizing plastic pollution as a severe threat to business’ social license to operate.8 Twelve national and regional global Plastics Pacts have formed in the last few years to uphold and accelerate corporate responsibility and a circular economy for plastics.9

Extended Producer Responsibility (EPR) is a system in which producers are held responsible for all or a majority of the costs of managing disposable packaging at its end of life. Nearly 70 EPR laws for packaging have been enacted in countries and jurisdictions around the world.10 Corporations could face an annual collective financial risk of approximately $100 billion should governments continue, as expected, to require them to cover the waste management costs of the packaging they produce.11 New laws to this effect were recently passed in Maine, Oregon, Colorado, and California.12

EPR laws often encompass reducing virgin plastic use, making all packaging recyclable, and transitioning from disposable to reusable packaging. A new law in Germany requires every business offering to-go purchases to provide reusable containers,13 while a newly enacted law in France bans on-site disposable packaging at restaurants all together, building a fully reusable quick-service restaurant infrastructure.14

RBI has failed to analyze and disclose the growing risks associated with its plastic packaging or assess the benefits of dramatically reducing the amount of plastic packaging used. The company has set public intentions to increase the overall sustainability of its packaging,15 including ambitions to increase reuse and packaging circularity, among others, yet has failed to match these intentions with quantifiable, timebound goals, and disclosure of data. The company fails to disclose the total tonnage of plastic used by the company, percentage of packaging that is recyclable, reusable, or compostable, and current reuse rates.

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7 https://www.unep.org/news-and-stories/story/plastic-treaty-progress-puts-spotlight-circular-economy

8 https://www.plasticpollutiontreaty.org/

9 https://ellenmacarthurfoundation.org/the-plastics-pact-network

10 https://www.oecd-ilibrary.org/environment/extended-producer-responsibility-epr-and-the-impact-of-online-sales_cde28569-en, p. 10

11 https://www.pewtrusts.org/-/media/assets/2020/07/breakingtheplasticwave_report.pdf

12 https://www.packworld.com/news/sustainability/article/22419036/four-states-enact-packaging-epr-laws

13 https://www.mondaq.com/germany/food-and-drugs-law/1272810/new-obligations-for-take-away-food-as-of-the-beginning-of-the-year

14 https://www.ecologie.gouv.fr/sites/default/files/en_DP%20PJL.pdf

15 https://www.rbi.com/English/sustainability/packaging-and-recycling/default.aspx

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2023 Proxy Memo Restaurant Brands Ingternational | Report on Reduction of Plastics Use

In 2019 the company shared a goal for its packaging to come from renewable, recycled, or certified materials by 2025.16 This goal has the potential to eliminate virgin plastic packaging used at the RBI, but the company has failed to disclose the tonnage of plastic used in 2019 vs today and the proportion of plastic that was renewable or recycled plastic content when the goal was set vs today, leaving stakeholders unable to evaluate if the company has made any progress on meeting this goal and reducing virgin plastic use over the last four years.

Certain RBI brands operate with reusable packaging in Germany and France, yet RBI has not shared with investors any plans to establish permanent reusable packaging operations in the United States. The company has also not shared any plans to make all or the majority of its packaging recyclable, despite the uptick in EPR legislation in the U.S. taxing corporations for single-use packaging that does not support a circular economy, such as being unrecyclable.

The dearth of plastic and packaging data disclosed by the company prohibits investors from evaluating if any of the company’s packaging goals or actions to-date, such as the phasing out of plastic drinking straws at certain brands, are actually making meaningful progress towards meeting the reduction of plastic packaging by one-third as recommended in the Pew Report.

RBI must conduct a holistic evaluation of its packaging to inform the company in setting sustainable packaging commitments and support the company in reporting on progress towards these goals. A holistic evaluation of packaging would include opportunities to reduce plastics use, make all packaging recyclable, reusable, or compostable to keep packaging in circulation and out of the environment, make reusable and refillable packaging alternatives a permanent offering, and establish benchmarks for public reporting on progress.

2.	RBI has failed to align its packaging targets with key initiatives, such as the Pew Report and the Global Commitment.

In 2020, The Pew Charitable Trusts and Sytemiq released a groundbreaking study, Breaking the Plastic Wave (“Pew Report”), concluding that the reduction of plastic waste – largely through reuse, redesign, and improved recycling – is the most viable solution from environmental, economic, and social perspectives. Without immediate and sustained new commitments across the plastics value chain, annual flows of plastics into oceans could nearly triple by 2040.17

The watershed Pew Report states that all corporate commitments to date are insufficient to tackle ocean plastic pollution and that all corporations must reduce their virgin plastic use by one third, design packaging to be recyclable, and replace single-use packaging, including with reusables, where possible. RBI falls short on all three of these recommendations.

RBI is notably absent from participating in the largest pre-competitive corporate movement to address plastic pollution, the Ellen MacArthur Foundation New Plastics Economy Global Commitment (Global Commitment). Hundreds of participating companies have adopted goals in a variety of specially targeted categories to drastically stem plastic flows into the ocean by 2025, including significant efforts to take action on the Pew Report recommendations above (reduce plastic use, make all packaging recyclable, and transition to reusable and refillable formats). 18

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16 Ibid

17 https://www.systemiq.earth/wp-content/uploads/2020/07/BreakingThePlasticWave_MainReport.pdf

18 https://emf.thirdlight.com/link/f6oxost9xeso-nsjoqe/@/#id=2

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2023 Proxy Memo Restaurant Brands Ingternational | Report on Reduction of Plastics Use

3.	RBI lags peers in transitioning away from disposable packaging.

In contrast to RBI, more than sixty consumer goods and retail companies have pledged to reduce use of virgin plastic packaging and are reporting on progress, including competitors McDonald’s and Yum! Brands, and nearly 100 consumer goods and retail companies have pledged to make all packaging reusable, recyclable, or compostable by 2025.19

McDonald’s also announced in March 2023 its commitment to evaluate and report on the opportunities and risks posed by switching to reusable packaging, including its impacts related to single-use plastic and other single-use packaging on the environment. The McDonald’s report, anticipated in Q2 2024, will likely include new actions and potential goal frameworks for reusables.20

Starbucks is actively embracing reusable packaging with new global reusable container goals, including a Borrow-A-Cup program and the facilitation of reusable mugs at all stores and drive-throughs by 2023, which could reduce plastic use by thousands of tons.21

The Coca-Cola Company has committed to the largest reusable packaging goal to date, pledging to sell 25% of product by volume in reusables by 2030.22 PepsiCo recently announced a goal to sell 20% of beverage servings in reusable packaging by 2030.23

RBI has completed small-scale reusable packaging pilots, but has not shared learnings from these pilots, nor stated whether, or how, it will leverage these pilots into permanent single-use packaging alternatives to reduce packaging waste. For more than 40 years the company has offered reusable cups at its Tim Hortons brand locations, yet it has never shared data on consumer use of this offering, leaving investors without sufficient information to ascertain if this substantially reduces the company’s exposure to risks from plastic pollution.

RBI has set a goal that its guest-facing packaging come from renewable, recycled, or certified sources by 2025, rather than ensure it is recyclable, reusable, or made with compostable materials. The company has acknowledged that it will not be able to meet this goal due to the relatively low supply of bioplastics and recycled content plastic.24 To increase available recycled content material, brands must first ensure their packaging is recyclable and kept in circulation.

At least 29 competitors have goals for 100% of packaging to be recyclable, reusable, or compostable, as seen in As You Sow’s 2021 Corporate Plastic Pollution Scorecard (Plastic Scorecard) ranking 50 of the largest public-facing consumer goods companies across 44 metrics to prevent plastic packaging pollution. RBI has fallen far behind competitors in taking action to prevent plastic packaging pollution, receiving the lowest overall grade of “F” in the Plastic Scorecard.

RESPONSE TO RBI BOARD OF DIRECTORS’ STATEMENT IN OPPOSITION

In the company’s opposition statement, RBI discusses one-off packaging modifications and pilot actions at some of its brands. This resolution seeks to encourage the company to move beyond disparate actions and conduct a comprehensive evaluation of opportunities for the company to cut virgin plastic use across all brands at scale while reporting on progress.

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19 https://ellenmacarthurfoundation.org/global-commitment-2021/signatory-reports

20 https://www.asyousow.org/press-releases/2023/3/16/mcdonalds-publish-report-reusable-packaging

21 https://stories.starbucks.com/stories/2022/starbucks-global-environmental-and-social-impact-report-2021/

22 https://www.asyousow.org/press-releases/2022/2/10/coca-cola-increase-sales-refillable-bottles

23 https://www.asyousow.org/press-releases/2022/12/6/pepsi-pledges-double-zero-waste-packaging-by-2030

24 https://www.rbi.com/English/sustainability/packaging-and-recycling/default.aspx

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2023 Proxy Memo Restaurant Brands Ingternational | Report on Reduction of Plastics Use

In order for RBI to fully achieve its stated intention for circular packaging, the company can cost-effectively explore if or how it could reduce overall plastic use through exploration of a variety of strategies and opportunities, including, for example, new goals to make all packaging recyclable, reusable, or compostable or permanently introduce reusable packaging.

As seen in commitments by McDonald's, Yum! Brands, Starbucks, and others in the Plastic Scorecard, RBI's existing plastic reduction and sustainable packaging efforts are lagging. Our company should commit to a comprehensive exploration of circular packaging and the sustainable use of plastic, as outlined in the Pew Report and Global Commitment.

CONCLUSION

Vote “Yes” on this Shareholder Proposal asking RBI to publish a report on opportunities to reduce plastics use. RBI has failed to sufficiently evaluate opportunities to reduce plastic use to mitigate its contributions to ocean plastic pollution, meet its public sustainable packaging intentions, and maintain its global competitiveness. The company has fallen behind peers like McDonald’s, Yum! Brands, and Starbucks in committing to reduce virgin plastic use, make all packaging recyclable, reusable, or compostable, permanently integrate reusable packaging, and publicly share data on progress. The company is increasingly being identified by consumers and shareholders as a significant contributor to plastic pollution, as seen in the Plastic Scorecard. Accordingly, RBI is vulnerable to reputational damage and new governmental regulation without robust and immediate action to evaluate reusable packaging use.

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For questions, please contact Kelly McBee, As You Sow, kmcbee@asyousow.org.

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